UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated May 11, 2011

Commission File Number 1-14846

<u>AngloGold Ashanti Limited</u>
(Name of registrant)

76 Jeppe Street
Newtown, 2001
(P.O. Box 62117, Marshalltown, 2107)
<u>South Africa</u>
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F <u>X</u>   Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes <u> </u>   **No <u>X</u>**

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes <u> </u>   **No <u>X</u>**

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes <u> </u>   **No <u>X</u>**

Enclosure: Press release   ANGLOGOLD ASHANTI ANNOUNCES RESULTS OF GENERAL MEETING



AngloGold Ashanti Limited
(Incorporated in the Republic of South Africa \ Reg. No. 1944/017354/06)
ISIN No. ZAE000043485 – JSE share code: ANG \ CUSIP: 035128206 – NYSE share code: AU
Website: www.anglogoldashanti.com

News Release

11 May 2011

RESULTS OF GENERAL MEETING REGARDING THE PROPOSED AMENDMENTS TO THE BLACK ECONOMIC EMPOWERMENT TRANSACTION

Shareholders are referred to the circular to shareholders dated 14 April 2011 ("the circular") relating to the proposed amendments to the Black Economic Empowerment transaction in which the Bokamoso ESOP and Izingwe Holdings (Proprietary) Limited acquired shares in AngloGold Ashanti in 2006.

In this regard, shareholders are advised that at the general meeting of the shareholders of the company held today, 11 May 2011, the requisite majority of shareholders approved all the resolutions set out in the notice of general meeting contained in the circular.

The special resolution will be filed with the Companies and Intellectual Property Commission in due course in accordance with the requirements of the Companies Act, 2008.

Merchant bank and transaction sponsor:
RAND MERCHANT BANK (A division of FirstRand Bank Limited)

Corporate law advisers:
Tabacks and Associates (Pty) Limited

Independent expert:
Standard Bank of South Africa Limited

Reporting accountants:
Ernst & Young Inc.

ENDS

Contacts

	Tel:			E-mail:
Alan Fine (Media)	+27 (0) 11 637- 6383	/	+27 (0) 83 250 0757	afine@anglogoldashanti.com
Mike Bedford (Investors)	+27 (0) 11 637 6273	/	+27 (0) 82 3748820	mbedford@anglogoldashanti.com
Stewart Bailey (Investors)	+1 212 836 4303	/	+1 646 338 4337	sbailey@anglogoldashanti.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AngloGold Ashanti Limited

Date: May 11, 2011

By: /s/ L Eatwell_____
Name: L EATWELL
Title: Company Secretary